June 26, 2018

Via EDGAR and E-MAIL

United States Securities and Exchange Commission,

Office of Mergers & Acquisitions,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Mr. Perry J. Hindin, Special Counsel

Re:	Request for Acceleration of Effectiveness
GGP Inc. and Brookfield Property Partners L.P.
Registration Statements on Form S-4/F-4
File Nos. 333-224593/224594

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, GGP Inc. and Brookfield Property Partners L.P. hereby respectfully request that the effectiveness of the above referenced joint registration statement on a combined Form S-4/F-4, File Nos. 333-224593/224594, as amended, be accelerated by the Commission so that it may become effective at 4:00 P.M. Eastern Time on Tuesday, June 26, 2018 or as soon thereafter as practicable.

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Please contact Robert W. Downes of Sullivan & Cromwell LLP at (212) 558-4312 or by email at downesr@sullcrom.com with any questions you may have. In addition, please notify Mr. Downes when this request for acceleration has been granted.

Very truly yours,

/s/ Rosemary G. Feit

Rosemary G. Feit

Executive Vice President and General Counsel

GGP Inc.

/s/ Bryan K. Davis

Bryan K. Davis

Chief Financial Officer

Brookfield Property Group LLC, a manager of Brookfield Property Partners L.P.

cc:	Sonia Barros
Sandra Hunter Berkheimer
(Securities and Exchange Commission)

Joseph C. Shenker
Robert W. Downes
Brian E. Hamilton
(Sullivan & Cromwell LLP)

Alan Klein
(Simpson Thacher & Bartlett LLP)

Michael J. Aiello
Matthew J. Gilroy
(Weil, Gotshal & Manges LLP)

Gilbert G. Menna
Mark S. Opper
David H. Roberts
(Goodwin Procter LLP)

Karrin Powys-Lybbe
Mile T. Kurta
(Torys LLP)